1-10086



P.E. 3/20/02

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Dated March 20, 2002

VODAFONE GROUP PUBLIC LIMITED COMPANY
(Exact name of registrant as specified in its charter)

THE COURTYARD, 2-4 LONDON ROAD, NEWBURY, BERKSHIRE, RG14 1JX, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-10762) AND REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a press release issued by Vodafone Group Plc on March 20, 2002, entitled "Vodafone Appoints Vittorio Colao to Board".

20 March 2000

VODAFONE APPOINTS VITTORIO COLAO TO BOARD

Vodafone Group Plc ("Vodafone") announces that Vittorio Colao has been appointed as a Director with effect from 1 April 2002.

Vittorio Colao, aged 40, has a degree from Bocconi University in Milan and an MBA from the Harvard Business School. He spent the early part of his career at McKinsey & Co, where he was a Partner, before joining Omnitel Pronto Italia SpA as its Chief Operating Officer. In 1999, he became the Chief Executive Officer of Omnitel Pronto Italia SpA (now known as Omnitel Vodafone), before his appointment as Regional Chief Executive Officer for Southern Europe in April 2001. Following his appointment to the Board of Vodafone, he will continue to be responsible for the Group's Southern Europe Region.

Lord MacLaurin of Knebworth, Chairman of Vodafone Group Plc, commented:
"Vittorio will be a valuable addition, bringing an enhanced international dimension and perspective to the Board of the Group. Through his performance in Italy and Southern Europe he has demonstrated his considerable leadership and management skills and I am confident that the Group will benefit from his appointment."

\- ends -

For further information contact:

Vodafone Group Plc
Tim Brown, Group Corporate Affairs Director
Melissa Stimpson, Head of Group Investor Relations
Bobby Leach, Head of Group Financial Media Relations
Darren Jones, Senior Investor Relations Manager

Tel: +44 (0) 1635 673310

Tavistock Communications
Lulu Bridges/John West
Tel: +44 (0) 20 7600 2288

NOTES TO EDITORS:

From 1 April 2002 the Board of Vodafone Group Plc will be as follows:

Lord MacLaurin of Knebworth DL - Chairman *
Paul Hazen - Deputy Chairman *
Sir Christopher Gent - Chief Executive
Julian Horn-Smith - Chief Operating Officer
Peter Bamford - CEO, Northern Europe, Middle East and Africa Region
Vittorio Colao - CEO, Southern Europe Region
Thomas Geitner - Chief Executive, Global Products and Services
Ken Hydon - Financial Director
Dr Michael Boskin *
Sir Alec Broers *
Penny Hughes *
Arun Sarin *
Sir David Scholey *
Jürgen Schrempp *

** non-executive director*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 20, 2002

By: 
Name: Stephen R. Scott
Title: Company Secretary